FAEGRE & BENSON LLP

2200 Wells Fargo Center

90 South Seventh Street

Minneapolis, Minnesota 55402-3901

MATTHEW L. THOMPSON

mthompson@faegre.com

612/766-6854

June 23, 2011

Securities and Exchange Commission 100 F Street, N.E. Washington, DC 20549	VIA EDGAR

Re:	Whitebox Mutual Funds

Ladies and Gentlemen:

On behalf of Whitebox Mutual Funds, a Delaware statutory trust (the “Trust”), we are transmitting for filing the Trust’s Registration Statement on Form N-1A, including the exhibits thereto, other than those exhibits to be filed by amendment, relating to the proposed issuance and sale of an indefinite amount of units of beneficial interest in the Trust, representing interests in the Trust’s series, Whitebox Tactical Opportunities Fund and Whitebox Enhanced Convertible Fund (the “Funds”), and the Trust’s proposed operation as an investment company. The Trust already filed today as a separate submission a Form N-8A (Notification of Registration filed pursuant to Section 8(a) of the Investment Company Act of 1940).

The consent of the Trust’s independent accountants, which is to be included as an exhibit to the Registration Statement, has been omitted from the Registration Statement being filed, but will be included in a subsequent amendment.

Please be advised that the proposed investment adviser to the Funds is Whitebox Advisors, LLC. ALPS Fund Services, Inc. will act as the administrator to the Funds.

The Funds would like to commence operations as soon as practicable. Both the Trust and we, as counsel to the Trust, will promptly respond to any requests for additional information and will cooperate to the fullest extent with the Staff.

Please call the undersigned at (612) 766-6854 should you have any questions regarding this filing.

Very truly yours,

/s/ Matthew L. Thompson
Matthew L. Thompson